Filed by WCB Holding Corp.
                                            Pursuant to Rule 425
                                            Under the Securities Act of 1933
                                            Commission File No.:
                                            Subject Company: WCB Holding Corp.


          The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed transaction between ENTERGY CORPORATION and FPL GROUP, INC. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the shareholders of FPL GROUP, INC. or the stockholders of ENTERGY CORPORATION to approve; the risk that the FPL GROUP, INC. and ENTERGY CORPORATION businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting FPL GROUP, INC.'s business generally. More detailed information about those factors is set forth in FPL GROUP, INC.'s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated July 30, 2000. WCB HOLDING CORP. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                          * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by WCB HOLDING CORP. on August 25, 2000. Investors and security holders may review the joint proxy statement/prospectus and other documents filed by FPL GROUP, INC. and ENTERGY CORPORATION with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from

FPL GROUP, INC. by directing a request to 700 Universe
Boulevard, Juno Beach, Florida, 33408.

FPL Group                                                       [Logo Entergy]




                                 Merrill Lynch
                         Power & Gas Leaders Conference
                               September 13, 2000

James L. Broadhead                                      J. Wayne Leonard
Chairman and                                            Chief Executive Officer
Chief Executive Officer


[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Safe Harbor Statement



Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.s and Entergy Corporations most recent reports filed with the Securities and Exchange Commission.


[GRAPHICS OMITTED]

FPL Group                                                         [Logo Entergy]




                             A Powerful Combination





                               James L. Broadhead
                      Chairman and Chief Executive Officer


                                  Merrill Lynch
                         Power & Gas Leaders Conference
                               September 13, 2000

[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



A Powerful Combination




Creating shareholder value                                      x



Scope and scale to exploit changing marketplace                 x



Building Franchises                                             x



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




A Powerful Combination

Creating shareholder value                                       x



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Creating Shareholder Value



o       Transaction is immediately accretive


o       Annual synergies of $150 million - $275 million


o       Earnings per share growth of 10% or more


o       Secure dividend


o       $1 billion share repurchase authorization


[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Substantial Anticipated Synergies

2002-2004 Annual Synergies Growth* ($M)


                                                                $375 in 2004


                                                100
                                                         =
                                125
                                         +
                                                 50
        150
                       +
                                 40
        110

-------------------------------------------------------------------------------
    Utility              Comprehensive       Competitive        Total Synergies
                                             CapEx


* Synergies are pre-tax and do not include cost to achieve.



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



A Powerful Combination




Creating shareholder value                                              x


Scope and scale to exploit changing marketplace                         x



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Creating an Industry Leader



U.S. Utility Ranking




        Customers
                                #1
           6.3 million


Generation Capacity
                                    #1
               48,000+ MW


                Nucler Generation
                                        #2
                       10,000+ MW


                        Equity Market Value
                                                #2
                                $16.4 billion*



* Based on July 29, 2000 data




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]


A Top-Performing Utility


What's Needed for Success                               Combined Platform


                                                       #1 in customers
Strong customer base                                   High growth regions




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




A Super Regional Utility


Solid and Growing Customer Base




                                                38,400 MW Capacity

                                               6.3 Million Customers


o   Service Areas



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




A Top-Performing Utility




What's Needed for Success                               Combined Platform


                                                     #1 in customers
Strong customer base                                 High growth regions



                                                     #1 in generating capacity
Superior generating capacity                         High plant availability






[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




The Largest Generator - and One of the Cleanest



'000s MW                  Capacity by Generation Mix

  45
                                                                Oil/Other
                                                                Coal
  30                                                            Nuclear
                                                                Gas

  15


   0



Combined    AEP/CSR   SO    PE/UCM    ETR   TXU    ED/NU    CPL/FPC   DUK   FPL




Source: RDI, 1998 data


[GRAPHICS OMITTED]

FPL Group                                                         [Logo Entergy]



A Top-Performing Utility



What's Needed for Success                               Combined Platform


                                                     #1 in customers
Strong customer base                                 High growth regions



                                                     #1 in generating capacity
Superior generating capacity                         High plant availability



Quality service                                      Top quartile performer
Low cost operations                                  in reliability, customer
Strong regulatory relations                          service and price




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



A Top-Performing Utility


What's Needed for Success                               Combined Platform


                                                     #1 in customers
Strong customer base                                 High growth regions



                                                     #1 in generating capacity
Superior generating capacity                         High plant availability



Quality service                                      Top quartile performer
Low cost operations                                  in reliability, customer
Strong regulatory relations                          service and price



Other competitive advantages                         Clean generation
                                                     Strong cash flow


[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




A Leading Wholesale Energy Business



What's Needed for Success                               Combined Platform



                                                      9,800 MW, predominantly
Large generation base                                 nuclear and gas



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                  9,800 MW, predominantly
Large generation base                             nuclear and gas


Development pipeline                              Growing to 30,000+ MW by 2004



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                  9,800 MW, predominantly
Large generation base                             nuclear and gas


Development pipeline                              Growing to 30,000+ MW by 2004


                                                  Low-cost construction, turbine
Construction skills                               availability & scale economies
                                                  (Shaw)

[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                  9,800 MW, predominantly
Large generation base                             nuclear and gas


Development pipeline                              Growing to 30,000+ MW by 2004


                                                  Low-cost construction, turbine
Construction skills                               availability & scale economies
                                                  (Shaw)


Superior plant operations                         World-class skills




[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                  9,800 MW, predominantly
Large generation base                             nuclear and gas


Development pipeline                              Growing to 30,000+ MW by 2004


                                                  Low-cost construction, turbine
Construction skills                               availability & scale economies
                                                  (Shaw)


Superior plant operations                         World-class skills


Risk management
& asset optimization                              Top 10 trading company (Koch)



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                  9,800 MW, predominantly
Large generation base                             nuclear and gas


Development pipeline                              Growing to 30,000+ MW by 2004


                                                  Low-cost construction, turbine
Construction skills                               availability & scale economies
                                                  (Shaw)


Superior plant operations                         World-class skills


Risk management
& asset optimization                              Top 10 trading company (Koch)


                                                  Complementary regional
Regional portfolios                               presence



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Strong Combined Presence in Key Regions

A Leading Independent Power Producer



                                                            Northeast
                                                            Hub


                                              Midwest
                                              Hub






Western
  Hub


                                                                   Southeast
                                                                   Hub


                                        Gulf South Hub


o  FPL Energy Sites
o  Entergy Sites



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Large and Growing Unregulated Portfolio
Total MW -- Operating, Firm & Late-stage Development
Projects




                            17,124 Total MW

                                4,594 MW        Late-stage Development


                                2,735 MW        Announced/Under Construction

                                1,805 MW        Acquired Nuclear


                                7,990 MW        In Operation




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Aggressive Development Schedule


Cumulative MW Operating


   MW

35,000

30,000

25,000                                                        Late Stage
                               36% Annual Growth              Development
20,000
                                                              Announced/
15,000                                                        Under Construction

10,000                                                        Acquired
                                                              Nuclear

 5,000                                                        Operating


     0

      2000           2001          2002         2003       2004


[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience




[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience


Large Fleet                                     More than 10,000 MWs



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience


Large Fleet                                     More than 10,000 MWs


Efficient Operations                            High plant availability


Management resources                            Strong, deep bench




[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience


Large Fleet                                     More than 10,000 MWs


Efficient Operations                            High plant availability


Management resources                            Strong, deep bench


                                                Experience with license transfer
Strong regulatory interface                     and extension



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience


Large Fleet                                     More than 10,000 MWs


Efficient Operations                            High plant availability


Management resources                            Strong, deep bench


                                                Experience with license transfer
Strong regulatory interface                     and extension


                                                Building expertise through
Decommissioning capabilities                    service contracts

FPL Group                                                        [Logo Entergy]

Trading and Marketing - Scale and Skills



What's Needed for Success                               Combined Platform

Physical gas trading                            Top 7-9 (7 - 8 BCF/D)


Financial gas trading                           Top 3-5 (40 - 60 BCF/D)


Electricity trading                             Top 5-7 (120 million MWh)


Weather derivatives market                      30% of market


Access to strategic gas assets                  10,000 mile Gateway


Access to power assets                          10,000 MWs and growing


Access to resid/gas                             100 - 150 MBPD
switching capability


Access to retail load                           6.3 million customers



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



Scale Improves Optionality


Top 15 U.S. Consumers of Natural Gas


BCF/D


2





1





0
-------------------------------------------------------------------------------
 Combined  ETR  TXU  REI  CSR  FPL  NCE/  SO  DOW  LTV  X  DUK  BS  KSE  XOM
                                    NSP


Source:  RDI, 1999 data



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




Strong Financial Position


What's Needed for Success                               Combined Platform



                                          51 - 56% debt to total capital


                                          Negligible goodwill

Financial Flexibility
                                          Interest coverage approximately 3.5x


                                          Substantial cash generation



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



A Powerful Combination



Creating shareholder value                                              x


Scope and scale to exploit changing marketplace                         x


Building Franchises                                                     x




[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




Merger Status Update



o  Positive initial response from regulators



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Merger Status Update

o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Merger Status Update

o  Positive initial response from regulators


o  Filed  preliminary  proxy on 8/25/00


o  Obtained transmission interconnection




[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]




Merger Status Update

o  Positive initial response from regulators


o  Filed  preliminary  proxy on 8/25/00


o  Obtained transmission interconnection FERC filing


o  FERC filing



[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Merger Status Update



o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00


o  Obtained transmission interconnection


o  FERC filing


o  Senior management team named




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Merger Status Update

o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00


o  Obtained transmission interconnection


o  FERC filing


o  Senior management team named


o  Transition committees formed




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Unregulated Business Joint Venture



o  Development opportunities


o  Economies of scale


o  Construction costs
    - Entergy/Shaw joint venture


o  Energy and fuel trading
    - Koch / Entergy joint venture


o  Overhead


[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Proposed Joint Venture Structure


                                                             Entergy
        FPL Energy                                         Wholesale
                                                           Operations

  o  All operating plants                            o  All operating plants

  o  All late-stage              IPP                 o  All late-stage
     development projects                               development projects
                                  JV
  o  Operations personnel


                        o Early-stage development projects

                        o M&A (Fossil and Nuclear)

                        o FPLE & EWO non-operating personnel

                        o Other Miscellaneous Assets




[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]




Joint Venture Formation Timeline



o  Term sheet


o  Hart-Scott-Rodino filing


o  JV agreement


o  Closing



[GRAPHICS OMITTED]

FPL Group                                                       [Logo Entergy]



                   Accelerated Growth on Target at FPL Group


Continued cost improvement and customer growth at Florida Power & Light
        o  3% or more annual earnings growth


Growing portfolio and project performance improvements at FPL Energy
        o  25% average annual earnings growth at FPL Energy

        o  New 500 MW, 50/50 joint development project to be announced shortly


Expanding fiber-optic network capacity and customer base at FPL FiberNet

        o  Signed contracts with value in excess of $200 million


                       Expect approximately 10% EPS growth
                             for FPL Group this year



[GRAPHICS OMITTED]

[Graphic Omitted]


                               FPL Group-Entergy:
                               Building Franchises

                                J. Wayne Leonard
                             Chief Executive Officer

                                  Merrill Lynch
                         Power & Gas Leaders Conference
                               September 13, 2000

                             Safe Harbor Statement


Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.s and Entergy Corporations most recent reports filed with the Securities and Exchange Commission.

                             A Powerful Combination

     FPL
    Group

                               Creating
                              FRANCHISES
                            through virtual
                              integration

     Entergy


"FRANCHISE"

     o    Unique sustainable business opportunity

     o    Products and brand preferred by customers

     o    Leadership position relative to competitors

     o    Superior opportunities for value creation

                        Franchises Built Around Partners


                                        Entergy, Koch
                                        Industries create top
                                        tier energy company

Entergy,
Shaw Group
join forces
                         [Graphic Omitted]             FPL Group,
                          [2000 Calender]              Entergy
Entergy and                                            create
Framatome                                              nation's
will team up                                           largest power
                                                       company

                      Partners for Success: Koch Industries

     Koch: The Best Kept Secret in Trading

     o Owner of 10,000 mile Gateway pipeline and biggest gas storage in the Gulf South

     o    A top electricity and gas trader

     o    Largest trader in U.S. in residual fuel oil

     o    PhD laboratory for research and product development

     o An innovator with 50% of revenue from new products developed in the last five years

     o    The market leader in weather derivatives

                      Partners for Success: The Shaw Group

     Shaw: The Intel of the Power Plant World

     o    Supplier of 75% of integrated piping fabrication worldwide

     o    Piping fabrication for over 120,000 MW in U.S.

     o Custodial contractor for all of ABBs North American power plant development

     o Supplier of 90% of piping for GEs gas turbines being produced from 1999-2004

     o Lead contractor on 1,100 MW Midloathian, the largest power project in North America

     o Extensive refining and petrochemical engineering and erection experience

     o    Recent acquisition of Stone & Webster

               Partners for Success: Framatome Technologies Group

     Framatome: At the Core of the Nuclear Industry

     o Provides full range of nuclear services for inspection, maintenance, and improvement: #1 in Europe, #2 in U.S.

     o    World leader in nuclear fuel

     o Designed, manufactured and installed 69 reactors worldwide - 72,000 MW capacity

     o    Outage contractor for FPL

     o    Nearly 10,000 nuclear specialists worldwide

     o    Provider of parts or service to every single U.S. reactor

                         Partners for Success: FPL Group

     FPL: The Crown Jewel of Utility Franchises

     The merged company will be:

     o    #1 in utility customers - 6.3 million

     o    #1 power producer - 48,000 MW total capacity

     o #1 in clean generation - 44,000 MW gas, nuclear and renewables - 92% of total capacity

     o    #2 nuclear generator - 10,000+ MW

     o    #2 utility in market cap - $16+ billion*

     * as of merger announcement, 7/28/00

                               Partners Fill Gaps
                          Without Acquisition Premiums


     What's Needed for Success          FPL Group-ETR Strategy

     Strong regional supply portfolios  Complementary existing portfolios
                                        Focused project development

     Gas/electric trading skills and    ETR-Koch venture
     scale

     Assets with optionality            Koch Gateway Pipeline
                                        Gas development projects

     Low cost construction              ETR-Shaw joint venture

     Site & equipment options           Turbine options - multiple sites

     Growth products                    Weather derivatives (Koch)
                                        Telecom - bandwidth trading

     Talent and skills                  Hire or ally with the best

                      Building Franchises in Both Regulated
                            and Non-regulated Markets

     Existing                           Emerging Franchises
     Franchises

     Regional Vertically                Regulated DISTCO
     Integrated
     Regulated Utilities                TRANSCO

                                        Power Development

                                        Generation Operation

                   Competitive          National Nuclear Company
                   Wholesale
                   Business             Telecom

                                        Pipeline

                                        Trading and Risk
                                        Management

     ---------------------------------------------------------->
     Regulated Markets                       Deregulated Markets

[Graphic Omitted]               Utility Franchise


     Critical Success Factors               Cleanest Generation in the Industry
     ------------------------
                                              [Pie Chart Omitted]
     o    Customers
                                                      13%            Gas
          -    Scale                                                 Nuclear
                                                  8%                 Coal
          -    Mix                                           59%     Oil/other
                                                     20%
          -    Growth
                                            1998 Capacity by Generation Type (%)
     o    Clean capacity

     o    Outstanding service


     Solid and Growing Customer Base         Balanced Customer Base

          [Map Omitted]                        [Pie Chart Omitted]

                                                      3%          Residential
                                                                  Commerical
                                                  25%     41%     Industrial
                                                                  Other
                                                      31%

                                          1999 Retail MWh by Customer Class (%)

                          ETR Service Levels Improving
                            to Achieve FPL's Record



     o    Call centers
          -    from 71 seconds to 15 seconds
          -    abandoned calls down 73%
          -    busy signals 400,000 to 0
          -    95% favorable rating from callers
          -    Calls down 4 million /year

     o    Outage complaints decreased 67%
          -    Frequency down 26%
          -    Duration down 40%

     o    Customer satisfaction up over 9%

     o    Safety improved 41% in 1999 (lost-time incidents)

                                Transco Franchise

                               [Graphic Omitted]
                              [Newspaper Clipping]

                        "Independent" For Profit Transco

     Conditions               Solutions                Partners
     ----------               ---------                --------

     Scale                    MR > MC                  ETR

     Growth                   Pricing                  FPL

     Sinks                    o    Phase in            Others

     Source                   o    LMP

     Congestion

                              Bringing Transmission
                          Supply and Demand in Balance

Public Policy                                                Impact on
    Option                 Market Impact                      TRANSCO
    ------                 ------------                       -------

Increase             Restores balance be               Allow monopoly
prices                reducing demand                       rent$

                                                       Best Economic Efficiency

Fix                 Increases profits if:              Gives incentives for
prices              incr. volume* price >               increasing volume
                   marginal cost of supply             and reducing costs

Reduce              Prices go down as                  No incentives for
prices             supply increases to                  suppliers to
                     meet demand                            innovate

                           Transmission Demand Growing
                           (Sources, Sinks, & Service)

Generation located            Environmental costs
close to coal sources         for coal units make           Limited gas
export energy to higher       gas-supplied energy         Pipeline capacity
   valued markets               more attractive           creates potential
                                                          for "gas by wire"


                         [Map Omitted]

                                                       Arbitrage
                                                       opportunities
                                                       in price and load
                                                       diversity

Arbitrage between                                           Fast-growing demand
ERCOT and eastern             New co-generation and            combined with
US energy prices              combined cycle generation    geographic constraint
                              located near gas supplies
                              export energy

                          Power "Generation" Franchise


     Scale               48,000 --> 70,000 + MW

     Clean               79% clean and growing

     Operating Skills    Top quartile --> top decile

     Mix                 Primarily gas, nuclear -------->   Fuel Mix     Proj.
                                                                         2004
     Location            SE, NE and West                    ------------------

                                                            Nuclear     25-30%
                                                            Gas         60-65%
                                                            Renewables   3-5%
                                                            Other        3-5%

                         Power "Development" Franchise

     Scale               19,000 MW

     Equipment           98 GE turbines

     Location            Multiple delivery points

     Projects            3 site per turbine

     Skills              Proven Capabilities      ------>   o 16 "A" teams
                                                            o 6-sigma processes
     Project mgmt.       6-sigma, experience curve          o Labor management
                                                            o BOB (piping,
     Low cost            15% less per plant                   fabrication, DCS)
                                                            o Erection
                                                              (scheduling,
                                                              controls)
                                                            o Procurement &
                                                              assembly

                             Shaw JV Enhances Value

                      Illustrative Savings for 100% Owned
                                  1000 MW CCGT


                                                                   $45-60
                                                                   million




                              [BAR CHART OMITTED]


Engineering/   Indirects/     Equipment   Procure-   Middleman      Total
Design         Overheads        Wrap       ment       Markup

                                No Silver Bullet

                Increasing Returns with Increasing Skills/Scale

%ROE
20%

                                                                                                    20%
                                                                       ???%           ???%
                                                               15-18%  Reputation/    Environ.
                                                    0.7-1.1%           Skills         Advantage
                                        1.1-2.2%    Price Risk
15%                       0.1%          Portfolio   Mgmt. &
                3%       Financing                  Trade-around
     10-12%    Scale     Costs


10%




5%





0%
       One-off
       Merchant
        plant

                                Nuclear Franchise

     Scale               10,000 --> 19,000 MW

     Skill               Deep and broad ------>      o BWR
                                                     o PWR
     Safety              World class                 o Turnarounds
                                                     o Decommissioning
     Cost                Top quartile -> top decile  o License renewals

     Operations          90+% availability

     Relationships       Framatome

                        Nuclear Structure Emphasizes Risk
                                   Management

                          Typical Nuclear Risk/Reward

Low Probability Downside                     Normal Uncertainties
------------------------                     --------------------

o Major event risk                           o Market Price risk
o Early units shutdown                       o Unit operations risk
o Higher decommissioning
  costs                                           Low Probability Upside
                                                  ----------------------

                                                  o Lower decommissioning costs
                                                  o Environmental laws increase
              [Graphic Omitted]                     prices
                                                  o Extended life
                                                  o Site expansion


                                Loading The Dice
                      (The more you play the more you win)

                    PPA Protects Revenues (put)

     Fully Funded Decommissioning (option)                    Portfolio Effects
                                             [Graphic Omitted]
     Third Party Decommissioning Contracts (put)              Embedded Options
                                                                 (calls/puts)
     Special Purpose Financing (put)

                                Telecom Franchise

     Entergy Fiber Network                   FPL FiberNet
     2,150 route miles                       1,600 route miles


     [Map Omitted]                             [Map Omitted]



                         Critical Success Factors
                         ------------------------

                         o Physical positions
                         o Optimized design
                         o Value-added (reliability)
                         o Trading (bandwidth)
                         o Partners

                               Pipeline Franchise


                                 [Map Omitted]

Entergy -                                               Williams/Duke's
Koch's Gateway                                          proposed
Pipeline                                                Buccaneer Pipeline



        Enron/Schat's Florida                   Costal's
        Gas Transport Pipeline                  proposed
                                                Gulfstream
                                                Pipeline

                                Trading Frachise

                                 [Map Omitted]

                        Our Challenge (Your Opportunity):
                           Gaining Market Recognition

                         2001 Price/Earnings Multiples


     Enron                                   51

     Calpine                                50

     AES                                33

     Dynegy                         30

     NRG                         25

     Duke                     18

     Southern             14

     Reliant              14

     FPL                12

     Entergy          11